SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2004



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____              Form 40-F    X
                                             -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______      No       X
                             -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 36 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CP SHIPS LIMITED
                                    ----------------
                                    (Registrant)

Date:  31 August 2004
                                    By:  /s/ John K. Irving
                                         -------------------------------
                                         Name:   John K. Irving
                                         Title:  Vice President, General
                                                 Counsel & Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

       10.1   Supplemental Information for Second Quarter 2004           4

                                                                  Exhibit 10.1

CP SHIPS                                REGIONAL FOCUS o GLOBAL SCALE



               SUPPLEMENTAL INFORMATION FOR SECOND QUARTER 2004

  (Please see definitions of non-GAAP terms at the end of this Management's
                           Discussion and Analysis)

On 16th August 2004 CP Ships Limited announced its second quarter 2004 financial results and restatements of the years 2002 and 2003 and first quarter 2004.

Second Quarter Summary
----------------------

Unaudited operating income for second quarter 2004 of US $26 million, down from the restated $34 million operating income in second quarter 2003 but more than double first quarter 2004's restated $11 million. Basic earnings per share was $0.03 compared with restated $0.26 in second quarter 2003 and restated $0.03 in first quarter 2004. Net income available to common shareholders was $3 million compared to restated $23 million in the same period 2003 and restated $3 million in first quarter 2004.

However, second quarter net income included a $9 million or $0.10 per share non-cash interest charge from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules effective 1st January 2004. This followed a first quarter gain of $5 million or $0.06 per share. Net income for the second quarter before this charge was $12 million or $0.13 per share.

Volume was 570,000 teu, up 2% from second quarter last year. Average freight rates (1) increased 7% from second quarter 2003 and 4% from first quarter 2004. EBITDA (2) at $55 million was down from restated $63 million in second quarter 2003 but up from restated $43 million in first quarter 2004. Cost per teu(3) was 11% higher than restated second quarter 2003 due mainly to increases in operational expenses, more costly charter renewals and the adverse effect of the weaker US$.

"Second quarter operating income was disappointing, especially in the TransAtlantic where volume and freight rates were flat and costs up. But also, Asia was affected by congestion over the Vancouver gateway. However, Latin America is showing further signs of recovery and Australasia was on track," said CEO Frank Halliwell. "To counter cost increases we have raised our annualized cost savings target. With further freight rate increases expected, we look forward to a stronger overall performance in the second half of the year."




                                     1/32

Restatement Summary
-------------------

Further to our announcement on 9th August, the previously reported financial results for 2002, 2003 and first quarter 2004 have been restated. The total effect of all restatements is $41 million with $7 million in 2002, $29 million in 2003, and $5 million in first quarter 2004.

First Half 2004
---------------

Operating income for the first half 2004 at $37 million was up $9 million from restated $28 million before exceptional charges in the same period last year. Stronger volume up 6% and higher freight rates up 8% were partly offset by higher costs.

Basic earnings per share for first half 2004 was $0.07, or $0.16 before charges for fair valuing interest rate swaps and for writing off unamortized fees and other costs relating to the former revolving credit facilities which were cancelled and replaced during the first quarter. This compares with a restated basic earnings per share of $0.09 before exceptional charges for the first half of 2003. Net income available to common shareholders was $6 million compared to a restated net loss of $2 million in 2003.

Second Quarter 2004 Commentary
------------------------------

Several factors adversely affected the weaker second quarter 2004 operating income compared with restated second quarter 2003.

Firstly, cost per teu (3) was up by 11%. Operational costs, mainly inland transport, were significantly higher, representing half of the 11% increase. The continuing adverse impact of the weaker US$, estimated at $19 million before hedging, was 3% of the increase, although currency had a positive impact on revenue of $9 million. The adverse effect of higher ship charter costs was about $14 million, or 2% of the increase. Fuel costs were up $2 million in the quarter with lower consumption partly offsetting higher prices.

Secondly, the balance sheet revaluation for non-US$ assets and liabilities at 30th June 2004 led to an exchange loss of $7 million compared to an exchange gain of $1 million in restated second quarter 2003. The net movement was therefore adverse $8 million or $0.09 per share.

Thirdly, continuing rail congestion in Western Canada adversely impacted operations over Vancouver, mainly in our Asia-Americas trade lane. The estimated adverse impact was $6 million or $0.07 per share due to reduced volume, largely recovered since the end of the quarter, and some incremental operational costs. Indeed, continuing strong global demand growth particularly from China since 2002 has led to increasing congestion at some marine terminals and shortages of rail and truck capacity, mostly in North America and Europe.

The estimated adverse impact of charter renewals on 2004 operating income has increased from $35 million to $40 million based on 26 versus the previously announced 24 ships. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year. Renewals have now been concluded for most ships for which charter agreements expire in 2004.


                                     2/32

The 2004 cost reduction program is now expected to deliver $50 million of annualized savings, up from the $35 million announced in May. We expect about $35 million to contribute to 2004 results, with one-third in the first half and the remaining two-thirds in the second half.

During the second quarter, we announced several new service initiatives as part of our growth strategy to strengthen our market position in core trade lanes and to diversify into new regional markets. In the Asia-Americas trade lane, we announced expansion of our existing services through slot exchange agreements, and now operate five weekly services, thereby improving port coverage and sailing frequency with no increase in overall total operating capacity. We announced a new fortnightly service between Asia and Australasia to be operated with two chartered 1700 teu ships. Thirdly, an additional fortnightly service will operate with three chartered ships between the Gulf of Mexico and Brazil, thereby complementing the existing Gulf-East Coast South Americas service. All these services started in July.

In April 2004, we acquired ROE Logistics and the business has performed to expectations.

Subsequent to the end of the quarter, we ordered 3000 temperature-controlled containers. This investment of about $50 million is the first phase of a plan to expand our presence in the growing, higher margin, temperature-sensitive cargo market and to replace older units.

By the end of the quarter, our ships and terminal operations successfully complied with security measures mandated by the United Nations ISPS code which came into effect on 1st July 2004.

The ship fleet was 78 ships on 30th June, up from 76 ships on 31st March 2004 due mainly to the start of new services.

Restatement
-----------

CP Ships operates an international container shipping business with an annual volume of over two million teu and another one million teu of empty container movements. Each full movement involves the transport of cargo from an origin point in one country to a destination point in another country. There are several components of cost to each movement of a container, whether full or empty, such as inland transportation on truck, train or barge and handling and storage of containers at ports and inland depots.

The company therefore has to account for many millions of individual cost components. Some of these costs are certain at the time the movement occurs, others have to be estimated. In addition, there are often late changes both in customers' requirements and in our operations such as voyages being rescheduled. Estimates for costs are based on the detailed steps of a particular move and our knowledge of current or recent vendor costs. Our vendors are located in many countries around the world and there is normally a lag in receiving actual cost information, in some cases up to several months.


                                     3/32

A number of factors have recently come to light that arose during 2003 and continued into 2004 that caused us to understate our cost estimates.

CP Ships introduced a new SAP financial accounting system in the majority of the business with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003. The implementation itself spanned the first quarter 2004. The demands on the finance and related business functions increased significantly during this period and certain of the processes and controls required to make reasonable estimates of accruals were affected as a result. For example, there were delays in the transfer of cost related information between the operations and finance functions such that cost estimates were not updated sufficiently quickly. There were also delays in processing actual cost data.

These control issues occurred at a time when the pattern of our trading was changing with the commencement of new services, leading to a different cost profile. It was also a time of higher than normal cost increases, such as fuel surcharges from truckers, exacerbated by a weakening US$ which increased our non US$ costs.

As a result monthly adjustments to cost accruals routinely made by management were not sufficient to cover eventual costs. The cost underaccrual was most significant in fourth quarter 2003 and continued into the first quarter 2004. This was not identified in part because of the above control issues but also as a result of the SAP transition.

The total amount of underaccruals relating to 2003 was $20 million. The amount relating to first quarter 2004 was $4 million.

In addition to the underaccruals referred to above, the company has made other adjustments reducing net income in prior periods. The need for these adjustments has been identified both as a result of the implementation of SAP and through improved reconciliation procedures of account balances. These adjustments are discussed below.

SAP has improved controls over transactions and balances, particularly between CP Ships group companies. These improvements have identified that balances totalling $8 million should not have been retained on the group's balance sheet and these have therefore been charged to income. Of this amount $3 million originated from intercompany revenue recharged between group companies, all for 2003. In addition, other balances totalling $4 million for 2003 and $1 million for first quarter 2004 have been charged to income.

The original $8 million reduction to 2003 net income, which was announced on 11th May 2004 in the first quarter 2004 report, also resulted from control issues over intercompany balances which caused the reduction of accruals for certain container shipping costs. Following extensive investigation, this adjustment has been increased slightly to $9 million and the period affected has been revised such that $7 million affects 2002, rather than 2003 as originally announced, and $2 million affects 2003.


                                     4/32

First quarter 2004 net income has been revised downward by $5 million from the $8 million originally reported to $3 million. Of the adjustment, $4 million is the underaccrual of container shipping costs and $1 million is reduction in revenue.

The total reduction in net income for 2003 is $29 million of which $20 million is the underaccrual of container shipping costs; $7 million is intercompany and other balances which cannot be supported and which mainly reduce revenue; and $2 million is the inadvertent reversal of cost accruals being the remaining effect on 2003 of the original $8 million revision. Restated net income for 2003 is $53 million compared to $82 million originally reported.

Net income for 2002 is reduced by $7 million relating to the understatement of container shipping costs. Net income for 2002 has therefore been revised downward from $52 million as originally reported to $45 million.

There is no tax effect related to these adjustments.

The balance sheet at 31st December 2003, included as a comparison in this report, has been restated to reduce retained earnings by $36 million, from $615 million originally reported before the restatement announced on 11th May 2004 to $579 million representing the cumulative effect of the 2003 and 2002 profit restatements with corresponding effects on accounts receivable and accounts payable, as disclosed in note 3 to the attached interim financial statements.

The cash flow statements have been modified to reflect the changes in the balance sheet. There is no change in the cash position as reported at the start or end of the relevant periods affected by the restatement of results for 2002, 2003 and first quarter 2004.

Note 3 to the attached interim financial statements includes further details on the effect of these restatements on the interim consolidated statements of income for the three month period ended 31st March 2004, the three and six months ended 30th June 2003 and on the balance sheets at the relevant dates.

We have so far deployed common operational systems and SAP financial accounting systems in five of our seven brands and we presently anticipate completing the remaining implementation during early 2005, after which all brands will be on one operational system and one financial system. We do not anticipate any significant transition issues at the two remaining brands, one of which is already on an earlier version of the SAP financial accounting system.

The implementation of SAP is a major step forward in financial control. We have also taken a number of corrective measures to improve the controls in accounting and business processes, in particular those involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. We will further review the quality of controls in these areas and are also strengthening the finance organization.


                                     5/32

Outlook
-------

For the rest of 2004, we anticipate improved freight rates in our core trade lanes. In the TransAtlantic, operating results are unsatisfactory and, unless we can achieve meaningful freight rate improvements, we will consider restructuring our services. In Asia, the full effect of freight rate increases in the second quarter, continuing strong volume, expansion of services in the Asia-Americas trade lane and a better performance in the India services are all expected to contribute to much improved results in the second half. We therefore consider that net income for full year 2004 will be higher than 2003 net income of $82 million, as originally reported before any restatements.

Litigation
----------

We are aware that certain security holder class action lawsuits have been filed against the company and officers. Press releases issued by the plaintiffs in those lawsuits make reference to the company's restatement of financial results announced on 9th August 2004. We intend to vigorously defend such lawsuits.

REVIEW OF OPERATIONS

TransAtlantic Market
--------------------

Operating income at $8 million was $12 million lower than the restated $20 million in second quarter last year, but $10 million higher than first quarter loss of restated $2 million. Operating costs, except ship network, were significantly higher due mainly to the adverse impact of the weaker US$ and inland transport cost increases, offsetting higher average freight rates, up 7% from second quarter last year and 1% from first quarter. Both westbound and eastbound volume were flat compared to second quarter last year with some westbound schedule disruption and weaker than anticipated export shipments from North America.

For the first half 2004, operating income at $6 million was down from restated $21 million in the same period last year due mainly to increased costs, even though volume was up 4% and average freight rates up 9%.

Australasian Market
-------------------

Operating income was $6 million in second quarter 2004, the same as the restated $6 million in second quarter last year. Increased ship network costs and slightly lower volume offset higher average freight rates, which were up 14% from restated second quarter last year although flat versus first quarter 2004.

Operating income for the first half 2004 was $16 million compared with the restated $12 million for same period last year with higher average freight rates up 16% offsetting increased operating costs.

Latin American Market
---------------------

Operating income at $5 million was up from restated $3 million in second quarter last year and up from restated $1 million in first quarter 2004. Volume was flat but improving trade lane conditions led to stronger average freight rates, 7% higher than second quarter 2003 and up 11% from first quarter 2004.

For the first six months of 2004, operating income at $6 million was up from restated $3 million in the same period last year with volume up 5% and average freight rates up 3%.


                                     6/32

Asian Market
------------

Operating income was nil compared to restated $2 million in second quarter 2003. Despite a 14% increase in volume and a modest improvement in average freight rates, which were up 2% compared with restated second quarter 2003 and 10% from restated first quarter 2004, ship network costs were higher following expansion of our services, while rail congestion over the Vancouver gateway contributed to lower capacity utilization mainly in June.

For the first six months, the operating loss was $1 million, an $11 million improvement from first half 2003 restated $12 million loss. The improvement was due to withdrawal from Asia-Europe, stronger volume and higher average freight rates up 3%, partly offset by higher operational costs.

Other Activities
----------------

Operating income was $7million compared with $3 million in second quarter last year due to better results in the North America - South Africa trade and Montreal Gateway Terminals as well as from the recently acquired ROE Logistics.

Year to date operating income was up from $4 million in 2003 to $10 million in 2004.

Other Consolidated Income Statement Items
-----------------------------------------

Current income tax expense at $2 million was flat compared to second quarter 2003. For the first six months, current income tax expense at $4 million was $1 million higher than in the first half of 2003.

Net interest expense for the second quarter was $21 million compared to $9 million in the same period 2003 due mainly to a $9 million non-cash charge from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules effective 1st January 2004.

Net interest expense for the first six months of 2004 was $28 million compared with $17 million. It includes a net $4 million non-cash interest charge from fair valuing the interest rate swap agreements and a further $4 million charge to write off unamortized fees and other costs relating to the former revolving credit facilities which were cancelled and replaced during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash inflow from operations before exceptional item related payments was $28 million in second quarter compared to $26 million in the same period 2003 due to an improvement of $25 million in non-cash working capital, which offset lower net income.

For the first half, cash inflow before exceptional item related payments was $54 million compared to $9 million in the same period 2003 due to an improvement of $46 million in non-cash working capital.


                                     7/32

Capital expenditure in second quarter 2004 at $9 million and year to date at $18 million was mainly investment in ship equipment and information systems. Outstanding capital commitments of $2 million at 30th June 2004 were down from $3 million at 31st March 2004. At 30th June 2004, $8 million of deferred consideration was outstanding for prior acquisitions. It is payable over the next three years subject to the achievement of financial targets.

Subsequent to the end of the quarter, we ordered 3000 temperature-controlled containers for an investment of about $50 million.

As previously reported, we strengthened our liquidity in first quarter 2004 by issuing $200 million of 4% convertible senior subordinated notes due in 2024 and by replacing the two existing secured revolving credit facilities with a new five-year $525 million multi-currency revolving credit facility.

Proceeds from the convertible notes issue were used to reduce borrowings under the former revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 8 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. In certain circumstances prior to 30th June 2009, including the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The convertible notes' shelf registration statement was declared effective on 26th April 2004, although in connection with the company's 11th May 2004 restatement announcement, the company suspended use of the registration statement on 11th May 2004. As a result of this suspension, the interest rate payable on the notes was increased by 0.25% on 25th June 2004 to 4.25% per annum. If the suspension of the registration statement continues through 23rd September 2004, the interest payable on the notes would increase a further 0.25% to 4.50% per annum. We plan to reactivate the shelf registration statement over the course of the next few weeks following completion of the relevant filings, after which the interest rate payable on the notes would return to 4.00% per annum.

Also, as previously reported, a $525 million revolving credit facility was arranged during first quarter 2004 replacing two similar facilities that combined for the same aggregate amount to use for general corporate purposes including capital expenditure and acquisitions. The credit facility is secured on 25 ships with a net book value at 30th June 2004 of $762 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security, which are revalued annually. The facility, which contains a number of cross default provisions and financial


                                     8/32
and operational covenants customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.

During June 2004, the financial covenants contained in the Canmar Venture and Spirit capital leases were conformed with those in the $525 million revolving credit facility.

Long-term debt was $591 million at 30th June 2004, down from $651 million at 31st December 2003 due to repayment of borrowings out of operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. Borrowings under the $525 million revolving credit facility were $50 million with sufficient collateral available to draw the remaining $475 million. Cash and cash equivalents was $54 million compared to $75 million at 31st December 2003.

At 30th June 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to remain in compliance throughout 2004 based on current projections, including after taking into account the restatement.

Following the announcement on 9th August that we would restate our previously reported financial results for 2002, 2003 and first quarter 2004, we have had discussions regarding the restatements with both Moody's Investor Services and Standard and Poor's who are consequently reviewing their credit ratings. CP Ships corporate rating from Standard and Poor's is currently BBB- and senior implied rating from Moody's Investor Services Ba2. The 10.375% senior notes are rated BB+ and Ba1 and the convertible notes BB+ and B1.

SHAREHOLDERS' EQUITY

Shareholders' equity increased to $1,306 million at 30th June 2004 from restated $1,278 million at 31st December 2003 from the $29 million of the convertible notes issuance recorded as other equity, the addition of net income for the first half 2004, increases in contributed surplus for stock-based compensation, offset by cumulative adjustments on foreign currency translation.

At 12th August 2004, there were 90,046,168 common shares outstanding.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management
-----------------------------------------

CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During second quarter, about 80% of the Euro, 85% of the Canadian $, and 45% of the GB Pound exposures were hedged resulting in a loss of $1 million compared to a $7 million gain in the same period last year.


                                     9/32

For first half 2004, about 66% of the Euro, 71% of the Canadian $, and 24% of the GB Pound exposures were hedged resulting in a loss of $2 million compared to a $7 million gain in the same period 2003.

At the end of the second quarter, hedges were in place such that approximately 70% of the Euro, 85% of the Canadian $ and 45% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, 25% of the anticipated exposure for each of these currencies has been hedged for the first quarter 2005.

The hedges for the Canadian $, Euro and GB Pound in place at 30th June 2004 have the following ranges to the US $:


                                        Hedge range
                    Remainder of 2004                  2005
                  -------------------------------------------------
Canadian $            1.29 - 1.39                  1.28 - 1.38

Euro                  1.20 - 1.24                  1.18 - 1.25

GB Pound              1.73 - 1.79                  1.71 - 1.77



The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.

Interest Rate Risk Management
-----------------------------

At 30th June 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $367 million or 62% of debt was at floating rates linked to US$ LIBOR. The average margin on the floating debt was 3.6%. The remaining borrowings were fixed at an average rate of 4.8%.

Net of cash and cash equivalents, and ignoring the impact of changes in the fair value of the fixed to floating interest rate swaps on the senior notes, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $3 million.

Fuel Price Risk Management
--------------------------

During second quarter 382,000 tonnes of bunker fuel were consumed at an average price of $171 per tonne compared to 407,000 tonnes at $157 per tonne in same period 2003. For the first six months 759,000 tonnes were consumed at an average price of $165 per tonne compared to 794,000 tonnes at $164 per tonne in 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During second quarter 2004, a hedge gain of $1 million was incurred due to spot prices being higher than contract prices under the hedging arrangements, compared to nil in 2003. For the first six months, a hedging loss of $1 million was incurred compared to nil in 2003.


                                     10/32

At 30th June 2004, we had hedged approximately 10% of anticipated bunker fuel purchases against the Rotterdam 3.5% Barges Index for the rest of 2004, at a price of $137 per tonne, before delivery costs, and we had hedged a further 10% of anticipated bunker fuel purchases against the Rotterdam 3.5% Barges Index for the rest of 2004 with call options limiting the price to $162 per tonne for 5% of purchases and $170 per tonne for the remaining 5%, before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships second quarter 2004 average bunker fuel price would be $14 million, although about 50% of any price increase is recovered through fuel surcharges with a delayed recovery of two to three months.

OFF-BALANCE SHEET ARRANGEMENTS

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are discussed in the Management's Discussion and Analysis included in the 2003 annual report. The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.

CHANGE IN ACCOUNTING POLICIES

Stock-based Compensation (note 2(a) of the interim consolidated financial
------------------------
statements)

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.


                                     11/32

Hedging Relationships (note 2(b) of the interim consolidated financial
---------------------
statements)

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer qualify as hedges for accounting purposes. As a result, the carrying value of these instruments has been included as at 1st January 2004 at fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

At 30th June 2004, fair valuing the interest rate swap agreements resulted in a liability of $4 million.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In connection with the annual report on form 40-F for the year ended 31st December 2003 originally filed by the company on 15th April 2004, management evaluated the company's disclosure controls and procedures and concluded that, based on the information available to management at that time, such disclosure controls and procedures were effective as at 31st December 2003. Subsequent to that time, a number of factors have come to light that indicate certain conditions existed, mainly during 2003 and continuing into 2004, that caused the company to understate certain expense accruals and to retain certain balances on the balance sheet that should have been charged to income. For a further description of the restatement, refer to note 2 of the restated consolidated financial statements for the year ended 31st December 2003 and to note 3 of the consolidated financial statements as at 30th June 2004.

The company had, consistent with management's ongoing efforts to improve disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its business operations with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003, with the implementation itself spanning the first quarter of 2004. The demands on the finance and related business functions increased significantly during this period, and certain of the processes and controls required to make reasonable estimates of accruals for expenses were affected as a result. In addition, both as a result of the implementation of SAP and through improved reconciliation procedures of account balances, the company determined that certain other adjustments to the company's financial statements were also needed, giving rise to the


                                     12/32
restatement of financial statements for the years ended 31st December 2002 and 2003 and the first quarter 2004 first announced by the company on 9th August 2004 and confirmed in its announcement on 16th August 2004.

In light of these discoveries, management has engaged in a review of, and will continue to review, the company's controls and procedures. In addition, the company has been advised by PricewaterhouseCoopers LLP, the company's external auditors, that they view the issues described above as significant weaknesses in the company's controls and procedures.

The company believes that its implementation of SAP on 1st January 2004 has significantly enhanced its financial controls. In addition, as a result of the company's review to date, it has taken a number of corrective measures to improve the controls in accounting and business processes. For example, procedures and controls over the cost estimation process and monitoring controls over period end accrual balances have been improved to ensure that changes in shipping activities and cost data are reflected on a timely basis. Improvements have also been made to ensure that intercompany and other balance sheet accounts are reconciled on a timely basis. Thereafter, management has re-evaluated the company's disclosure controls and procedures as of 16th August 2004 and has concluded that such disclosure controls and procedures are effective. Except as set forth above, there has been no change in internal controls during the period covered by this report or subsequent to the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

DIVIDEND

The Board of Directors has declared a dividend for the second quarter 2004 of $0.04 per common share, payable on 6th September 2004 to shareholders of record on 26th August 2004.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR at www.sedar.com or on the CP
                                                -------------
Ships corporate website, www.cpships.com.
                         ---------------



                                     13/32

DEFINITIONS

(1) Overall average freight rate for CP Ships is total revenue less inland, slot charter and other revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each leg, e.g. Westbound and Eastbound. Historically, average freight rate per teu is proportionally about two-thirds of average revenue per teu (total revenue divided by volume in teu). However, this ratio may change from one quarter to another depending on a number of factors including the volume of inland transport services, the mix of inland origins and destinations, the quantity of slot charter revenue and other factors. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(3) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.



                                     14/32


QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                             Q2     Q1       Q4        Q3       Q2        Q1       Q4        Q3        Q2
 US$ millions except volume          2004   2004(4)  2003(4)   2003(4)  2003(4)   2003(4)  2002(4)   2002(4)   2002(4)
------------------------------------------------------------------------------------------------------------------------

 Volume (teu 000s)
         TransAtlantic                305    294      301       287      305       270      284       277       256
         Australasia                   73     74       78        79       73        74       87        84        86
         Latin America                 61     58       63        63       60        53       55        48        38
         Asia                         126    126      119       114      111       109      113       106       110
         Other                          5     10        8        11        9         8       11         9         8
------------------------------------------------------------------------------------------------------------------------
                                      570    562      569       554      558       514      550       524       498
------------------------------------------------------------------------------------------------------------------------

 Revenue
         TransAtlantic                441    406      428       400      401       344      371       349       320
         Australasia                  146    132      136       133      129       117      143       132       136
         Latin America                 89     79       80        78       75        64       71        63        54
         Asia                         192    170      167       172      158       138      145       137       123
         Other                         35     27       27        33       28        22       24        23        18
                                   -------------------------------------------------------------------------------------
                                      903    814      838       816      791       685      754       704       651
                                   -------------------------------------------------------------------------------------

                                   -------------------------------------------------------------------------------------
 As originally reported               903    815      841       817      792       686      754       704       651
------------------------------------------------------------------------------------------------------------------------

 Expenses
         TransAtlantic                433    408      397       387      381       343      351       333       307
         Australasia                  140    122      131       126      123       111      130       121       130
         Latin America                 84     78       76        74       72        64       69        58        46
         Asia                         192    171      175       164      156       152      151       142       134
         Other                         28     24       23        27       25        21       21        18        15
                                   -------------------------------------------------------------------------------------
                                      877    803      802       778      757       691      722       672       632
                                   -------------------------------------------------------------------------------------

                                   -------------------------------------------------------------------------------------
 As originally reported               877    799      792       773      752       688      720       670       630
------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(5)
         TransAtlantic                  8    (2)       31        13       20         1       20        16        13
         Australasia                    6     10        5         7        6         6       13        11         6
         Latin America                  5      1        4         4        3         0        2         5         8
         Asia                           0    (1)      (8)         8        2       (14)     (6)       (5)      (11)
         Other                          7      3        4         6        3         1        3         5         3
                                   -------------------------------------------------------------------------------------
                                       26     11       36        38       34        (6)      32        32        19
                                   -------------------------------------------------------------------------------------

                                   -------------------------------------------------------------------------------------
 As originally reported                26     16       49        44       40        (2)      34        34        21
------------------------------------------------------------------------------------------------------------------------



 Analysis of expenses
    Container shipping operations     733    667      668       630      621       568      598       560       522
    General and administrative        108    110      107       113      108        96      101        89        88
    Depreciation and amortization      29     32       33        29       29        28       30        23        20
    Other                               7    (6)      (6)         6      (1)       (1)      (7)         0         2
------------------------------------------------------------------------------------------------------------------------
                                      877    803      802       778      757       691      722       672       632
------------------------------------------------------------------------------------------------------------------------



(4) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(5) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.


                                     15/32


OPERATING DATA

Unaudited

 EBITDA                                       Q2           Q1            Q4           Q3           Q2           Q1
 US$ millions                               2004       2004(6)       2003(6)      2003(6)      2003(6)      2003(6)
----------------------------------------------------------------------------------------------------------------------

                                              55           43            69           67           63           22



 Quarterly freight rate changes               Q2           Q1            Q4           Q3           Q2           Q1
 Percentage change(7)                       2004         2004          2003         2003         2003         2003
----------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                 1           (3)            3            5            5           (1)
 Australasia                                   0            6             6            2            3            3
 Latin America                                11            0             3           (6)           1           (3)
 Asia                                         10           (5)           (8)           7            9           (5)

----------------------------------------------------------------------------------------------------------------------
                                               4           (2)           (1)           7            5           (2)
----------------------------------------------------------------------------------------------------------------------


 Operating lease rentals                      Q2           Q1            Q4           Q3           Q2           Q1
 US$ millions                               2004         2004          2003         2003         2003         2003
----------------------------------------------------------------------------------------------------------------------

 Ships                                        51           49            49           44           44           40
 Containers                                   36           38            37           39           39           38
 Other                                         9            8             7           10            8            7

----------------------------------------------------------------------------------------------------------------------
                                              96           95            93           93           91           85
----------------------------------------------------------------------------------------------------------------------


OPERATING DATA

Unaudited

 EBITDA                                         Q4            Q3           Q2
 US$ millions                               2002(6)       2002(6)      2002(6)
-----------------------------------------------------------------------------------

                                                62            55           39



 Quarterly freight rate changes                 Q4           Q3            Q2
 Percentage change(7)                         2002         2002          2002
-----------------------------------------------------------------------------------

 TransAtlantic                                   6           (1)           (6)
 Australasia                                     2            2             0
 Latin America                                  (4)          (1)           (4)
 Asia                                            0           10             2

-----------------------------------------------------------------------------------
                                                 1            3            (2)
-----------------------------------------------------------------------------------


 Operating lease rentals                        Q4           Q3            Q2
 US$ millions                                 2002         2002          2002
-----------------------------------------------------------------------------------

 Ships                                          57           52            49
 Containers                                     36           34            31
 Other                                           9            6             6

-----------------------------------------------------------------------------------
                                               102           92            86
-----------------------------------------------------------------------------------


 EARNINGS COVERAGE(8)                         Q2           Q1
 Ratio                                      2004       2004(6)
--------------------------------------------------------------------

                                             3.0          3.1



Ships
------------------------------------------------------------------------------
Number of ships employed at 30th June 2004                          78

Containers
------------------------------------------------------------------------------
Fleet in teu at 30th June 2004                                 450,000



(6) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(7) Percentage increase/(decrease) compared with previous quarter in average freight rates. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

(8) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.


                                     16/32


CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                Three months                         Six months
US$ millions except per share amounts                                    to 30th June                        to 30th June
                                                                     2004              2003             2004               2003
                                                                                 Restated(9)                         Restated(9)
----------------------------------------------------------------------------------------------------------------------------------

Revenue
    Container shipping operations                                     903               791            1,717              1,476

Expenses
    Container shipping operations                                     733               621            1,400              1,189
    General and administrative                                        108               108              218                204
    Depreciation and amortization of intangible assets                 29                29               61                 57
    Currency exchange loss/(gain)                                       7                (1)               1                 (2)

                                                               -------------------------------------------------------------------
                                                                      877               757            1,680              1,448

Operating income before exceptional items                              26                34               37                 28
    Exceptional items (note 5)                                          -                 -                -                (10)

                                                               -------------------------------------------------------------------

Operating income                                                       26                34               37                 18

    Interest expense, net (note 7)                                    (21)               (9)             (28)               (17)
    Current income tax expense                                         (2)               (2)              (4)                (3)
    Future income tax benefit                                           -                 -                1                  -

                                                               -------------------------------------------------------------------
Net income/(loss) available to common shareholders                     $3               $23               $6                $(2)
                                                               -------------------------------------------------------------------

Average number of common shares outstanding (millions)(note 10)     89.9              89.8             89.9               89.8

Earnings/(loss) per common share basic (note 10)                    $0.03             $0.26            $0.07            $(0.02)

Earnings/(loss) per common share diluted (note 10)                  $0.03             $0.25            $0.06            $(0.02)


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                Three months                         Six months
US$ millions                                                             to 30th June                        to 30th June
                                                                     2004              2003             2004               2003
                                                                                 Restated(9)                         Restated(9)
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(9)                            577               511              579                540
Transitional amount for stock-based compensation (note 2(a))            -                 -               (1)                 -

                                                               -------------------------------------------------------------------
Adjusted opening balance                                              577               511              578                540

Net income/(loss) available to common shareholders                      3                23                6                 (2)
                                                               -------------------------------------------------------------------
                                                                      580               534              584                538

Dividends on common shares                                             (3)               (3)              (7)                (7)

                                                               -------------------------------------------------------------------
Balance, 30th June                                                   $577              $531             $577               $531
                                                               -------------------------------------------------------------------
(9) Restated - see note 3

See accompanying notes to the interim consolidated financial statements



                                     17/32


CONSOLIDATED BALANCE SHEETS

                                                                                     30th June                31st December
US$ millions                                                                            2004                      2003
                                                                                   Unaudited                  Restated(10)
----------------------------------------------------------------------------------------------------------------------------------

Assets

Current assets
    Cash and cash equivalents                                                              54                         75
    Accounts receivable                                                                   452                        463
    Prepaid expenses                                                                       60                         44
    Inventory                                                                              24                         24
                                                                             -----------------------------------------------------
                                                                                          590                        606

Property, plant and equipment at cost                                                   1,709                      1,706
Accumulated depreciation                                                                 (518)                      (471)
                                                                             -----------------------------------------------------
                                                                                        1,191                      1,235


Deferred charges                                                                           34                         32
Goodwill and other intangible assets                                                      619                        607
Future income tax assets                                                                    6                          4
Other assets                                                                               18                         16

                                                                             -----------------------------------------------------
                                                                                       $2,458                     $2,500
                                                                             -----------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                              553                        564
    Long-term debt due within one year (note 8)                                            17                         19
                                                                             -----------------------------------------------------
                                                                                          570                        583

Long-term liabilities
    Long-term debt due after one year (note 8)                                            574                        632
    Future income tax liabilities                                                           8                          7
                                                                             -----------------------------------------------------
                                                                                          582                        639

Shareholders' equity
    Common share capital                                                                  687                        686
    Other equity (note 8)                                                                  29                          -
    Contributed surplus                                                                    13                          7
    Retained earnings                                                                     577                        579
    Cumulative foreign currency translation adjustments                                     -                          6
                                                                             -----------------------------------------------------
                                                                                        1,306                      1,278

                                                                             -----------------------------------------------------
                                                                                       $2,458                     $2,500
                                                                             -----------------------------------------------------



(10) Restated - see note 3

See accompanying notes to the interim consolidated financial statements


                                     18/32


CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                               Three months
US$ millions                                                                            to 30th June
                                                                                   2004              2003
                                                                                                 Restated(11)
-----------------------------------------------------------------------------------------------------------------

Operating activities
    Net income/(loss)                                                                 3                23
    Depreciation and amortization of intangible assets                               29                29
    Exceptional items                                                                 -                 -
    Future income tax benefit                                                         -                 -
    Amortization and write-off of deferred charges                                    3                 4
    Stock-based compensation                                                          3                 2
    Accretion of convertible notes                                                    1                 -
    Other                                                                            (2)                2
                                                                             ----------------- ------------------
                                                                                     37                60

    Increase in non-cash working capital                                             (9)              (34)

                                                                             ----------------- ------------------
    Cash inflow from operations before exceptional item related
       payments                                                                      28                26

    Exceptional item related payments                                                 -                (3)

                                                                             ----------------- ------------------
Cash inflow from operations                                                          28                23

Financing activities
    Increase in share capital                                                         1                 -
    Convertible notes issued                                                          -                 -
    Increase in long-term debt                                                       (1)               10
    Repayment of long-term debt                                                     (30)              (19)
    Increase in deferred financing costs                                             (2)                -
    Financing costs allocated to other equity                                         -                 -
    Reimbursement of ship stage payments                                              -                22
    Common share dividends paid                                                      (3)               (3)
                                                                             ----------------- ------------------
    Cash (outflow)/inflow from financing activities                                 (35)               10

Investing activities
    Additions to property, plant and equipment                                       (9)              (23)
    Increase in deferred dry-dock costs                                               -                 -
    Acquisition of businesses                                                        (5)                -
    Decrease in other assets                                                          1                 -
    Proceeds from disposal of property, plant and equipment                           -                 1
                                                                             ----------------- ------------------
    Cash outflow from investing activities                                          (13)              (22)

Cash position(12)
    (Decrease) / increase in cash and cash equivalents                              (20)               11
    Cash and cash equivalents at beginning of period                                 74                63

                                                                             ----------------- ------------------
    Cash and cash equivalents at end of period                                      $54               $74
                                                                             ----------------- ------------------


CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                                 Six months
US$ millions                                                                             to 30th June
                                                                                    2004              2003
                                                                                                  Restated(11)
------------------------------------------------------------------------------------------------------------------

Operating activities
    Net income/(loss)                                                                  6                (2)
    Depreciation and amortization of intangible assets                                61                57
    Exceptional items                                                                  -                10
    Future income tax benefit                                                         (1)                -
    Amortization and write-off of deferred charges                                    10                 7
    Stock-based compensation                                                           5                 3
    Accretion of convertible notes                                                     1                 -
    Other                                                                             (5)                3
                                                                              ----------------- ------------------
                                                                                      77                78

    Increase in non-cash working capital                                             (23)              (69)

                                                                              ----------------- ------------------
    Cash inflow from operations before exceptional item related
       payments                                                                       54                 9

    Exceptional item related payments                                                 (1)               (4)

                                                                              ----------------- ------------------
Cash inflow from operations                                                           53                 5

Financing activities
    Increase in share capital                                                          1                 -
    Convertible notes issued                                                         200                 -
    Increase in long-term debt                                                        75                74
    Repayment of long-term debt                                                     (309)              (23)
    Increase in deferred financing costs                                             (10)               (1)
    Financing costs allocated to other equity                                         (1)                -
    Reimbursement of ship stage payments                                               -                22
    Common share dividends paid                                                       (7)               (7)
                                                                              ----------------- ------------------
    Cash (outflow)/inflow from financing activities                                  (51)               65

Investing activities
    Additions to property, plant and equipment                                       (18)             (107)
    Increase in deferred dry-dock costs                                               (2)               (1)
    Acquisition of businesses                                                         (5)                -
    Decrease in other assets                                                           1                 -
    Proceeds from disposal of property, plant and equipment                            1                 2
                                                                              ----------------- ------------------
    Cash outflow from investing activities                                           (23)             (106)

Cash position(12)
    (Decrease) / increase in cash and cash equivalents                               (21)              (36)
    Cash and cash equivalents at beginning of period                                  75               110

                                                                              ----------------- ------------------
    Cash and cash equivalents at end of period                                       $54               $74
                                                                              ----------------- ------------------


(11) Restated - see note 3

(12) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements


                                     19/32


SEGMENT INFORMATION

Unaudited                                                      Three months                          Six months
US$ millions                                                   to 30th June                         to 30th June
                                                           2004              2003              2004               2003
                                                                         Restated(13)                         Restated(13)
-----------------------------------------------------------------------------------------------------------------------------

Revenue
    TransAtlantic                                           441               401               847                745
    Australasia                                             146               129               278                246
    Latin America                                            89                75               168                139
    Asia                                                    192               158               362                296
    Other                                                    35                28                62                 50

                                                    -------------------------------------------------------------------------
                                                           $903              $791            $1,717             $1,476
                                                    -------------------------------------------------------------------------

Expenses
    TransAtlantic                                           433               381               841                724
    Australasia                                             140               123               262                234
    Latin America                                            84                72               162                136
    Asia                                                    192               156               363                308
    Other                                                    28                25                52                 46

                                                    -------------------------------------------------------------------------
                                                           $877              $757            $1,680             $1,448
                                                    -------------------------------------------------------------------------

Operating income/(loss)(14)
    TransAtlantic                                             8                20                 6                 21
    Australasia                                               6                 6                16                 12
    Latin America                                             5                 3                 6                  3
    Asia                                                      -                 2                (1)               (12)
    Other                                                     7                 3                10                  4

                                                    -------------------------------------------------------------------------
                                                            $26               $34               $37                $28
                                                    -------------------------------------------------------------------------


(13)  Restated - see note 3

(14)  Before exceptional items - see note 5



                                     20/32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.   Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.   Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.


                                     21/32

Unaudited
US$ millions


2.   Change in Accounting Policies (continued)

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the consolidated statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

3.   Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1million was identified and the Company has determined that $7 million related to 2002.

Additional adjustments to previously reported results have been identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 have been restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003 and for the three and six month periods ended 30th June 2003 are referring to the amounts as originally reported on 31st July 2003.

(a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003, 30th June 2003, 31st March 2004, and for the six months ended 30th June 2003 are as follows:


                                              3 months          3 months        6 months         3 Months
                                             ended 31st        ended 30th      ended 30th       ended 31st
US$ millions                                 March 2003        June 2003        June 2003       March 2004
--------------------------------------------------------------------------------------------------------------
Net (loss)/income - as previously
reported                                        (21)               29               8               8

Adjustments:
------------
Revenue
Container shipping operations (i)                (1)              (1)              (2)             (1)

Expenses
Container shipping operations (ii)               (3)              (5)              (8)             (4)
                                          --------------------------------------------------------------------

Total adjustments                                (4)              (6)             (10)             (5)
                                          --------------------------------------------------------------------

Net (loss)/income - as restated                 (25)               23              (2)              3
                                          --------------------------------------------------------------------



                                                              22/32

Unaudited
US$ millions


3.   Restatements (continued)

     (i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognised as revenue and accounts receivable.

     (ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

(b) Impact of restatement on consolidated statements of retained earnings


                                                                                  31st
US$ millions                                31st March         30th June        December         31st March
                                               2003               2003            2003              2004
----------------------------------------------------------------------------------------------------------------

Retained earnings - as
previously reported                             522               548              615              610 *

Adjustments                                   (11) **             (17)            (36)             (33) *
                                       -------------------------------------------------------------------------

Retained earnings - as restated                 511               531              579               577
                                       -------------------------------------------------------------------------


As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

* The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and is already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

** Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003, the three months ended 30th June 2003, the six months ended 30th June 2003 and the three months ended 31st March 2004 is as follows:


                                     23/32

Unaudited
US$ millions


3.   Restatements (continued)


First Quarter 2003
------------------

                                Trans                       Latin
US$ millions                  Atlantic     Australasia     America       Asia      Other     Total
-----------------------------------------------------------------------------------------------------

Operating
income/(loss) as
previously reported              4              6             -          (13)        1        (2)

Restatement                     (3)             -             -          (1)         -        (4)
                           --------------------------------------------------------------------------

Restated operating
income/(loss)                    1              6             -          (14)        1        (6)
                           --------------------------------------------------------------------------


Second Quarter 2003
-------------------

                               Trans                        Latin
US$ millions                  Atlantic     Australasia     America       Asia      Other     Total
-----------------------------------------------------------------------------------------------------

Operating
income/(loss) as
previously reported              23             7             4           3          3         40

Restatement                     (3)            (1)           (1)         (1)         -        (6)
                           --------------------------------------------------------------------------

Restated operating
income                           20             6             3           2          3         34
                           --------------------------------------------------------------------------

First Half 2003
---------------

                               Trans                        Latin
US$ millions                  Atlantic     Australasia     America       Asia      Other     Total
-----------------------------------------------------------------------------------------------------

Operating income /
(loss) as previously
reported                         27            13             4          (10)        4        38

Restatement                     (6)            (1)           (1)         (2)         -       (10)
                           --------------------------------------------------------------------------

Restated operating
income/(loss)                    21            12             3          (12)        4        28
                           --------------------------------------------------------------------------



                                     24/32

Unaudited
US$ millions


3.  Restatements (continued)


First Quarter 2004
------------------

                              Trans                         Latin
US$ millions                  Atlantic     Australasia     America       Asia      Other     Total
-----------------------------------------------------------------------------------------------------

Operating income/
(loss) as previously
reported                        1              10            2             -        3         16

Restatement                    (3)             -            (1)           (1)       -         (5)
                           --------------------------------------------------------------------------

Restated operating
(loss)/income                  (2)             10            1            (1)       3         11
                           --------------------------------------------------------------------------

4.   Business Acquisition

In second quarter 2004, CP Ships acquired all the outstanding shares of ROE Logistics for $13 million. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being goodwill and other intangible assets. Other intangible assets of $3 million include customer based intangible assets of $2 million. Cash consideration of $5 million has been paid. The balance is payable in three annual instalments to 2006, depending on the achievement of financial targets.

5.   Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 30th June 2004, $2 million remained to be spent for redundant office leases to 2008.

6.   Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $8 million had been utilized as at 30th June 2004.



                                     25/32

Unaudited
US$ millions


7.   Interest Expense (net)


                                                                 Three months             Six months
US$ millions                                                     to 30th June            to 30th June
                                                              2004          2003      2004          2003
--------------------------------------------------------------------------------------------------------

Interest expense                                              11            9         19          18
Interest income                                                -            -          -          (1)
Financial instrument fair value adjustment                     9            -          4           -
Amortization and write-off of deferred financing costs         1            -          5           -

                                                          ---------------------------------------------
Interest expense (net)                                       $21           $9        $28         $17
                                                          ---------------------------------------------



Interest expense includes a $1 million benefit for the three months ended 30th June 2004 (2003: $1 million) and a $2 million benefit for the six months ended 30th June 2004 (2003: $3 million) for accrued interest received as a result of swapping the fixed 10.375% senior notes to a floating interest of US$ LIBOR+6.19%. The underlying hedging instrument does not qualify for hedge accounting under AcG-13 (see note 2(b)) and therefore must be fair valued. For the six months ended 30th June 2004, the financial instrument fair value adjustment of $4 million is comprised of a benefit of $5 million for the three months ended 31st March 2004 offset by a charge of $9 million for the three months ended 30th June 2004.

During the three months ended 31st March 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect of revolving credit facilities which were terminated in that period.

8.   Long-Term Debt


                                                     30th June        31st December
US$ millions                                            2004               2003
-------------------------------------------------------------------------------------

Bank loans                                                50                275
4% convertible senior subordinated notes                 171                  -
10 3/8% senior notes due 2012                            196                196
Long-term loans                                           34                 37
                                             ----------------------------------------
                                                         451                508

Capital leases                                           140                143
                                             ----------------------------------------
                                                         591                651

Amounts due within one year                              (17)               (19)
                                             ----------------------------------------

Amounts due after one year                             $ 574              $ 632
                                             ----------------------------------------


Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, $50 million was drawn at 30th June 2004 and the remaining $475 million was available to be drawn subject to covenants. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th June the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.



                                     26/32

Unaudited
US$ millions


8.   Long-Term Debt (continued)

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where the company has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

9.   Stock-Based Compensation

During 2004, employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance. No stock options have been granted in 2004. In addition, directors were granted 20,000 deferred stock units and 35,000 restricted shares in 2004.

During the three months ended 30th June 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004, and these stock options were then exercised prior to 30th June 2004. No other stock options were exercised. In addition, 166,000 stock options and 36,889 restricted shares were cancelled.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. The company has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 (see note 2(a) for impact of revised stock-based compensation accounting policy), and must disclose the impact on net income available to common shareholders and earnings per common share as if the fair value method of accounting for stock-based compensation had been applied in the comparative period. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three and six months ended 30th June 2003 with the following assumptions:


                                     27/32

Unaudited
US$ millions


9.   Stock-Based Compensation (continued)

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                               5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates for the three and six months ended 30th June 2003, the company's net income available to common shareholders or earnings per common share would have been as follows:


                                                                Three months              Six months
US$ millions except per share amounts                           to 30th June              to 30th June
                                                              2004        2003          2004        2003
                                                                        Restated                  Restated
--------------------------------------------------------------------------------------------------------------

Net income/(loss) available to common shareholders
    As reported                                               $3         $23           $6             $(2)
    Add: Stock-based compensation from stock
    options included in reported net income                    -           -            -               -
    Subtract: Stock-based compensation from stock
    options determined under the fair value based
    method.                                                    -           1            -               1
                                                       -------------------------------------------------------
    Pro forma                                                 $3         $22           $6             $(3)
                                                       -------------------------------------------------------

Earnings/(loss) per common share - basic
    As reported                                            $0.03       $0.26        $0.07         $(0.02)
    Pro forma                                              $0.03       $0.24        $0.07         $(0.03)

Earnings/(loss) per common share - diluted
    As reported                                            $0.03       $0.25        $0.06         $(0.02)
    Pro forma                                              $0.03       $0.24        $0.06         $(0.03)


Stock-based compensation expense of $3 million was recognized for the three months ended 30th June 2004 and $5 million for the six months ended 30th June 2004 ($2 million for the three months ended 30th June 2003 and $3 million for the six months ended 30th June 2003 relating only to restricted share awards).

10.  Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:



                                     28/32

Unaudited
US$ millions


10.  Earnings per Share (continued)


                                                                     Three months              Six months
(millions of shares)                                                 to 30th June             to 30th June
                                                                  2004          2003        2004         2003
---------------------------------------------------------------------------------------------------------------

Weighted average number of common shares used in
    calculating basic earnings per share                          89.9          89.8        89.9         89.8
                                                             --------------------------------------------------

Effect of dilutive securities - stock options                      1.1           1.0         1.1           -
                              - unvested restricted shares         1.9           1.7         1.9           -
                                                             --------------------------------------------------

Weighted average number of common shares used in
    calculating diluted earnings per share                        92.9          92.5        92.9         89.8
                                                             --------------------------------------------------


For the three and six months ended 30th June 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods. Stock options and unvested restricted shares have been excluded for the six months ended 30th June 2003 as they would be anti-dilutive.

11.  Pensions

The total benefit cost for the 3 months ended 30th June 2004 is $2 million (2003: $2 million) and for the 6 months ended 30th June 2004 is $5 million (2003: $4 million).

12.  Subsequent Events

CP Ships is aware that certain security holder class action lawsuits have been filed against the company in New York and California. Press releases issued by the plaintiffs in those lawsuits make reference to the company's restatement of financial results announced on 9th August 2004. CP Ships intends to vigorously defend such lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.




                                     29/32

Unaudited
US$ millions


13. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a)  Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:


Unaudited                                                             Three months                      Six months
US$ millions except per share amounts                                 to 30th June                     to 30th June
                                                                    2004          2003               2004           2003
                                                                                Restated                          Restated
-----------------------------------------------------------------------------------------------------------------------------

Net income/(loss) - Canadian GAAP                                      3              23                6              (2)
US GAAP adjustments:
   Embedded derivatives                                              (1)             (2)                8              (1)
   Interest rate swaps                                                 -               4                -                5
   Foreign currency contracts                                          -               6              (1)               13
   Bunker fuel price contracts                                         -             (1)                1                -
   Stock-based compensation                                            -             (1)                1              (1)
   Ships                                                               1               1                1                1
   Capitalized interest                                                -             (1)                -                -
   Restructuring costs                                                 -             (1)              (1)                4
   Compensation expense - Rabbi Trust                                  -             (1)                -              (1)
   Interest expense - convertible notes                                2               -                2                -
   Tax effect of US GAAP adjustments                                   -               -                -                -

                                                           ------------------------------------------------------------------
Net income - US GAAP                                                   5              27               17               18

Other comprehensive income
   Foreign currency translation adjustments                           (2)              5              (6)                8

Comprehensive income - US GAAP                                        $3             $32              $11              $26
                                                           ------------------------------------------------------------------

Earnings/(loss) per common share - basic ($ per share)
   Canadian GAAP                                                   $0.03           $0.26            $0.07          $(0.02)
   US GAAP                                                         $0.06           $0.30            $0.19            $0.20
Average number of common shares outstanding -
basic (millions)
   Canadian GAAP                                                    89.9            89.8             89.9             89.8
   US GAAP                                                          89.8            89.5             89.7             89.6

Earnings/(loss) per common share - diluted ($ per share)
   Canadian GAAP                                                   $0.03           $0.25            $0.06          $(0.02)
   US GAAP                                                         $0.05           $0.29            $0.18           $0.20
Average number of common shares outstanding -
diluted (millions)
   Canadian GAAP                                                    92.9            92.5             92.9             89.8
   US GAAP                                                          92.9            92.2             92.9             92.1



                                                               30/32

Unaudited
US$ millions


13. Differences between Accounting Principles Generally Accepted in Canada and the United States (continued)

(a)  Consolidated Statements of Income and Shareholders' Equity (continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:


Unaudited                                       30th June      31st December
US$ millions                                         2004               2003
                                                                    Restated
---------------------------------------------------------------------------

Equity - Canadian GAAP                              1,306              1,278
  US GAAP adjustments:
   Embedded derivatives                               (1)                (9)
   Interest rate swaps                                  3                  3
   Foreign currency contracts                           -                  1
   Bunker fuel price contracts                          2                  1
   Acquisition-related costs                         (44)               (44)
   Pension costs                                     (12)               (12)
   Stock-based compensation                           (2)                (3)
   Ships                                             (21)               (22)
   Capitalized interest                                 4                  4
   Restructuring costs                                  2                  3
   Compensation expense - Rabbi Trust                 (1)                (1)
   Treasury stock - Rabbi Trust                       (2)                (2)
   Interest expense - convertible notes                 2                  -
   Other equity - convertible notes                  (29)                  -
   Tax effect of US GAAP adjustments                    -                  -

                                              ------------------------------
 Equity - US GAAP                                  $1,207             $1,197
                                              ------------------------------


(b) Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2003. Differences applicable for the first time in 2004 are described below.

(i) Interest expense and other equity - convertible notes

Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a nonconvertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (see note 8) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms.

Under US GAAP, the convertible notes are classified entirely within long-term debt, and interest expense is computed at the coupon rate of 4%. As at 31st March 2004, this adjustment was not reflected in the reconciliation of equity under Canadian GAAP to equity under US GAAP, and consequently the reconciliation as at 31st March 2004 will be restated.


                                     31/32

                                    -ends-



Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.






About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 78 ships and 450,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.






                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660




                                     32/32